UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

February 08, 2023

Shell plc (the “Company”) announces that on February 06, 2023, Bram Schot, a Person Discharging Managerial Responsibilities (“PDMR”) has disposed of 150 Leonteq Express Euro Denominated Certificates on ING, Shell, Unilever (ISIN: CH0470808913), with a nominal value of €1,000 each. These certificates are cash settlement instruments of which payment of a conditional coupon depends for 1/3 on the development of the price of the Shell Shares on Euronext Amsterdam and, as such, is a financial instrument linked to the Shell Shares.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Bram
Last Name(s)	Schot
2. Reason for the notification
Position/status	Non-executive Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Leonteq Express Euro Denominated Certificates on ING, Shell, Unilever with a nominal value of €1,000 each; a financial instrument linked to Shell Shares
Identification Code	CH0470808913
Nature of the transaction	Disposal of Leonteq Express Euro Denominated Certificates on ING, Shell, Unilever (ISIN: CH0470808913), with a nominal value of €1,000 each.
Currency	EUR
Price	€1007.70
Volume	150 (with a nominal value of €1,000 each)
Total	€151,155.00
Aggregated information Volume Price Total	150 (with a nominal value of €1,000 each) €1007.70 €151,155.00
Date of transaction	February 06, 2023
Place of transaction	Outside of trading venue

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: February 8, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary